UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Partners with Wargaming.net to Publish World of Tanks in China	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: October 13, 2010
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Partners with Wargaming.net to Publish World of Tanks in China

Beijing, China, October 7, 2010 - KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced their partnership and signing of a publishing agreement for World of Tanks (“WoT”), a free-to-play massively multiplayer online action game focused on armored warfare that has already won critical acclaim and players’ love after being released in Russia and has recently entered its closed beta test phase in Europe and North America.  KongZhong will have exclusive rights to publish and operate the game in mainland China.

 “We are excited to be working with Wargaming.net to bring the award-winning World of Tanks to the Chinese market,” Said Mr. Leilei Wang，Chairman and CEO of KongZhong. “I believe Chinese gamers will be impressed by the game's world-class graphics and dynamic combat system to deliver a totally new and unique game experience.  Also, as World of Tanks has been designed as a free-to-play massively multiplayer online game from the start, it is already well suited to the needs of the Chinese market.  By combining KONG's robust game operations platform and strong sales and marketing capabilities, I believe World of Tanks will blow away the competition and become a success in the Chinese online game market.”

CEO of Wargaming.net, Victor Kislyi said, “Our decision to join forces with KongZhong stemmed from their rich experience in operating online games, established reputation and marketing expertise.  Entering a new market is a very important and thrilling moment for us. That’s why we highly appreciate all the support our new reliable partners provide us with. We have been really impressed by their dedicated and competent team and feel optimistic about World of Tanks prospects in China.”

The commercial release date and other related details for World of Tanks in China will be announced later.  The official website of the game for the mainland China market,  http://wot.kongzhong.com, is ready today.

About World of Tanks

World of Tanks is the first and only team-based massively multiplayer online action game dedicated to armored warfare. Throw yourself into the epic tank battles of World War II with other steel cowboys all over the world. Your arsenal includes more than 150 armored vehicles from America, Germany, and the Soviet Union, carefully detailed with historical accuracy.

A flexible system of authentic vehicle upgrade and development allows you to try any of the vehicles and weapons in the game. Whether you prefer to exhaust your foes with fast and maneuverable light tanks, make deep breaches in enemy lines with all-purpose medium tanks, use the force of giant tanks to eliminate opposing armored forces, or become a heavy sniper with long-range howitzers, each unit type has its own advantages and can be extremely effective when operated by a true tank ace.

But being a great tank commander alone isn't enough to win! In World of Tanks, it’s all about teamwork. Victory is achieved by combining your combat skills with those of the other members of your team, each playing their own role on the battlefield. Just add your favorite strategy to build your own iron empire and manifest the indisputable authority of the tank! Feel the TANK POWER!

About KongZhong

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate four main business units, namely WVAS, WIS, mobile games and online games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our online games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

About Wargaming.net

Wargaming.net is an award-winning strategy game specialist, incorporated in the UK. Its 140-strong development team is located in Minsk, Belarus. Since 1998, the company has shipped 13 titles, including acclaimed Massive Assault series, Order of War RTS published by Square Enix, and three add-ons for Blitzkrieg II. Wargaming.net's Operation Bagration RTS was awarded the Best Strategy Game of 2008 at Russian Game Developers Conference (KRI). At KRI 2009 and 2010 Wargaming.net was named The Best Developer Company from ex-USSR. At KRI 2010 World of Tanks won “Best MMO” prize.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:
Jay Chang
Chief Financial Officer
Tel.: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891
E-mail: ir@kongzhong.com